                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K


     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                      OR

     [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                         COMMISSION FILE NO.   0-2525



A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

     Huntington Bancshares Incorporated Deferred Compensation Plan and Trust
                for Huntington Bancshares Incorporated Directors


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Huntington Bancshares Incorporated
                              Huntington Center
                            41 South High Street
                            Columbus, Ohio 43287

                      HUNTINGTON BANCSHARES INCORPORATED
                     DEFERRED COMPENSATION PLAN AND TRUST
               FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS


                        INDEX TO FINANCIAL STATEMENTS

                                                                Page
                                                                ----
Report of Independent Auditors                                    3

Statements of Financial Condition -
  December 31, 1995 and 1994                                      4

Statements of Income and Changes in Plan Equity -
  For the years ended December 31, 1995, 1994 and 1993            5

Notes to Financial Statements                                     6

Exhibit
   Consent of Independent Auditors                               10

[ERNST & YOUNG LLP LETTERHEAD]

                        Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors at December 31, 1995 and 1994, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP


March 25,  1996



        Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                      HUNTINGTON BANCSHARES INCORPORATED
                     DEFERRED COMPENSATION PLAN AND TRUST
               FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                      STATEMENTS OF FINANCIAL CONDITION


                                                    December 31,
                                                 1995         1994
                                              ----------    --------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 56,081 shares in
  1995 and 40,801 shares in 1994;
  Cost: $878,436 in 1995
  and $623,922 in 1994 (Note 3)               $1,345,936    $703,820

Accrued dividends and interest receivable         11,275       8,136
                                              ----------    --------
    TOTAL ASSETS                              $1,357,211    $711,956
                                              ----------    --------
                                              ----------    --------
LIABILITIES AND PLAN EQUITY

Plan Equity                                    1,357,211     711,956
                                              ----------    --------

    TOTAL LIABILITIES AND PLAN EQUITY         $1,357,211    $711,956
                                              ----------    --------
                                              ----------    --------


See notes to financial statements.

                      HUNTINGTON BANCSHARES INCORPORATED
                     DEFERRED COMPENSATION PLAN AND TRUST
              FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                      Year ended December 31,
                                                 1995         1994           1993
                                              ----------    ---------     ---------
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock                $   39,963    $  33,022     $  27,427
   Interest                                          200          155           158
                                              ----------    ---------     ---------
                                                  40,163       33,177        27,585

Realized gains on investments (Note 3)               ---       70,922        31,129

Unrealized appreciation (depreciation)
  of investments (Note 3)                        387,602     (126,790)       54,574

Contributions                                    217,500      208,620       250,247

Withdrawals                                          (10)    (313,794)     (126,624)
                                              ----------    ---------     ---------

Net  increase (decrease) in Plan Equity          645,255     (127,865)      236,911

Plan Equity - Beginning of period                711,956      839,821       602,910
                                              ----------    ---------     ---------

Plan Equity - End of period                   $1,357,211    $ 711,956     $ 839,821
                                              ----------    ---------     ---------
                                              ----------    ---------     ---------

See notes to financial statements.

                      HUNTINGTON BANCSHARES INCORPORATED
                     DEFERRED COMPENSATION PLAN AND TRUST
              FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                       NOTES TO FINANCIAL STATEMENTS

                             December 31, 1995



NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on April 25, 1991, to be effective on that date.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington Trust Company, National Association (the "Trustee"). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the compensation payable to him or her for services as a Director. Huntington transfers the amount of the compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director which reflects such Director's share of assets held in his or her account in the Plan.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not less than three members. As of the date hereof, the members of the Committee are John B. Gerlach, Timothy P. Smucker, George A. Skestos, and Don Conrad. The members of the Committee are appointed by the Board of Directors of Huntington (the "Board") and serve until they resign or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

INVESTMENTS

As of December 31, 1995, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by the National Association of Securities Dealers Automated Quotation System. The cost of specific investments sold is used to compute realized gains and losses.

WITHDRAWALS

Withdrawals in the form of Common Stock are reported at market value. Amounts previously reported for 1994 and 1993 have been changed to conform with the 1995 presentation.

INCOME AND EXPENSES

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $4,326, $3,860, and $3,405 for 1995, 1994, and 1993, respectively.

NOTE 2 - FEDERAL INCOME TAXES

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

NOTE  3 - NET REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following tables summarize the net realized and unrealized appreciation (depreciation) of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1995:

                                          1995         1994        1993
                                       ----------    ---------   --------
Aggregate proceeds                     $      ---    $ 313,739   $126,609
Aggregate cost                                ---      242,817     95,480
                                       ----------    ---------   --------

Net realized gains                     $      ---    $  70,922   $ 31,129
                                       ----------    ---------   --------
                                       ----------    ---------   --------

                                          1995         1994        1993
                                       ----------    ---------   --------

Market value                           $1,345,936    $ 703,820   $831,529
Cost                                      878,436      623,922    624,841
                                       ----------    ---------   --------

Accumulated unrealized appreciation    $  467,500    $  79,898   $206,688
                                       ----------    ---------   --------
                                       ----------    ---------   --------
Change in accumulated unrealized
  appreciation between years           $  387,602    $(126,790)  $ 54,574
                                       ----------    ---------   --------
                                       ----------    ---------   --------

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                      HUNTINGTON BANCSHARES INCORPORATED
                     DEFERRED COMPENSATION PLAN AND TRUST
              FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

Date:  March 29, 1996                     By:  /s/ Ralph K. Frasier
      --------------------------------        ----------------------------------
                                              Ralph K. Frasier
                                              General Counsel and Secretary
                                              Huntington Bancshares Incorporated

                                                   Exhibit 23

                                                   Exhibit to the Annual
                                                   Report (Form 11-K) of the
                                                   Huntington Bancshares
                                                   Incorporated Deferred
                                                   Compensation Plan and
                                                   Trust for Huntington
                                                   Bancshares Incorporated
                                                   Directors for the fiscal year
                                                   ended December 31, 1995.


                       CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41774) pertaining to the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors and in the related Prospectus of our report dated March 25, 1996 with respect to the financial statements of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                       /s/ Ernst & Young LLP

Columbus, Ohio
March 25, 1996